AMY C. SEIDEL
ASeidel@faegre.com
(612) 766-7769

November 2, 2011

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Regis Corporation

Soliciting Materials filed on Schedule 14A

Filed October 5, 12 & 20, 2011

File No. 001-12725

Dear Ms. Campbell:

We are counsel to Regis Corporation (“Regis”) and are writing in response to your letter dated October 21, 2011, regarding the proxy materials identified above.

As we discussed, we received your letter dated October 21, 2011 and promptly circulated to it to Regis and Regis’ other legal advisors.  Upon reviewing the letter, we concluded that the comments were forward-looking in that they required or permitted Regis to address them in future filings.  Regis and its advisors understood that it would need to comply with and respond to the comments in the event of any future filings; however, Regis determined during the time period between receipt of the letter and the annual shareholders meeting, which was held on October 27, 2011, not to issue any further shareholder communications.  Regis acknowledges the comments and will comply with the spirit of the comments in any future communications on similar topics.

***

Attached is a written acknowledgement by Regis of certain matters as requested in your comment letter.

Should you have further questions or comments or need any further information or clarification, please contact me or any of the persons on the distribution list attached as Schedule I.

Sincerely,

/s/ Amy C. Seidel

Amy C. Seidel
Partner

Enclosure

cc:                                 Eric A. Bakken, General Counsel, Regis Corporation

Attached Distribution List

SCHEDULE I

DISTRIBUTION LIST

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-2309

Fax: (212) 403-2000

E-mail: DAKatz@WLRK.com

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1221

Fax: (212) 403-2221

E-mail: SARosenblum@WLRK.com

Gordon S. Moodie

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1180

Fax: (212) 403-2180

E-mail: GSMoodie@WLRK.com

Philip S. Garon

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-8801

Fax: (612) 766-1600

E-mail: PGaron@Faegre.com